SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TRENTON ACQUISITION CORP.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

NONE

(CUSIP Number)

Rodman & Co., LLC

430 Park Avenue, 4th Floor

New York, NY 10022

Tel: (212) 856-5701

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE

13D

Page 2 of 6 Pages

(1)	Name of Reporting Persons S.S. or I.R.S. Identification Nos. Of Above Persons Rodman & Co., LLC
(2)	Check the appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) Or 2(e)	☐
(6)	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned Each Reporting Person With	(7)	Sole Voting Power 7,500,000
	(8)	Shared Voting 0
	(9)	Sole Dispositive 7,500,000
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented by Amount in Row 11 81.1%
(14)	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE

13D

Page 3 of 6 Pages

(1)	Name of Reporting Persons S.S. or I.R.S. Identification Nos. Of Above Persons Michael Vasinkevich
(2)	Check the appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only OO
(4)	Source of Funds OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) Or 2(e)	☐
(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned Each Reporting Person With	(7)	Sole Voting Power 7,500,000
	(8)	Shared Voting 0
	(9)	Sole Dispositive 7,500,000
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented by Amount in Row 11 81.1%
(14)	Type of Reporting Person IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE

13D

Page 4 of 6 Pages

This Amendment No. 1 amends the Schedule 13D previously filed (the “Existing Schedule 13D”) by Rodman & Co., LLC, a New York limited liability company (“Rodman”), and Michael Vasinkevich, a United States citizen (“Mr. Vasinkevich”) (together Rodman and Mr. Vasinkevich are the "Reporting Persons"), with respect to ownership of the common stock, par value $.0001 per share (“Common Stock”), of Trenton Acquisition Corp., a Delaware corporation (the “Company”) (this “Schedule 13D”). Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Existing Schedule 13D.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 9,250,000 shares of Common Stock outstanding as of April 28, 2017 immediately after the debt conversion transaction (the “Debt Conversion”) described in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 2, 2017 (the “May 2017 8-K”).

Item 2. Identity and Background.

Item 2 of the Existing Schedule 13D is hereby amended in its entirety to read as follows:

This statement is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Rodman, the Managing Member of Cutter Mill Capital LLC, a Delaware limited liability company (“Cutter Mill”), in whose names the reported securities are held, may be deemed to be the indirect beneficial owner of all 7,500,000 shares of Common Stock held by Cutter Mill (the “Shares”). Rodman’s principal business is financial consulting and investing in companies.

Mr. Vasinkevich is the Managing Member of Rodman and, as such, may also be deemed to indirectly beneficially own the Shares beneficially owned by Rodman. Mr. Vasinkevich disclaims beneficial ownership of the Shares.

The business address of each of the Reporting Persons is as follows:

430 Park Avenue, 4th Floor

New York, NY 10022

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Rodman is a limited liability company organized under the laws of the State of New York and Mr. Vasinkevich is a citizen of the United States of America.

SCHEDULE

13D

Page 5 of 6 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Existing Schedule 13D is hereby amended in its entirety to read as follows:

On April 28, 2017, Cutter Mill acquired the Shares from Rodman. Rodman acquired the Shares from the Company using its working capital to fund the purchase, of which 3,250,000 shares were acquired in September 2014 pursuant to a Securities Purchase Agreement with the Company and 4,250,000 shares were acquired in April 2017 upon the conversion by the Company of the outstanding balance of its loans payable to Rodman into shares of Common Stock. A description of each of the foregoing transactions is available in the Current Reports on Form 8-K, filed by the Company with the SEC on September 11, 2014 and May 2, 2017, respectively.

Item 4. Purpose of the Transaction.

Item 4 of the Existing Schedule 13D is hereby amended in its entirety to read as follows:

The Shares were acquired and are held by Cutter Mill for the purpose of investment.

Except as otherwise disclosed herein, the Reporting Persons are not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company's common stock to be eligible to be deregistered under the Exchange Act; or (j) any actions similar to those enumerate above. Notwithstanding the foregoing, the Company is a "blank check" company and was formed as a vehicle to pursue a business combination. The business purpose of the Company is to seek the acquisition of or merger with, an existing company.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is hereby amended in its entirety to read as follows:

(a) The Reporting Persons are deemed to beneficially own all the Shares, representing 81.1% of the outstanding shares of Common Stock.

(b) The Reporting Persons, have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all the Shares.

(c) During the past sixty days, the Reporting Persons acquired beneficial ownership of an addition 4,250,000 shares of Common Stock from the Company pursuant to the Debt Conversion transaction. A description of the Debt Conversion is available in the May 2017 8-K, and is incorporated herein by reference.

(d) The Reporting Persons are the only persons known to have the right to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by this statement.

(e) Not applicable.

SCHEDULE

13D

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:May 2, 2017

Rodman & Co., LLC

By:	/s/ Michael Vasinkevich
Michael Vasinkevich
Managing Member

/s/ Michael Vasinkevich
Michael Vasinkevich